APPRAISAL OF
CERTAIN
OIL AND GAS INTERESTS
OWNED BY
PETROLIA ENERGY CORPORATION
LOCATED IN
ALBERTA CANADA
AS OF DECEMBER 31, 2022

PREPARED FOR
PETROLIA ENERGY CORPORATION
SEC Parameters

MKM ENGINEERING
F-009377

Michele K. Mudrone, P.E.
April 21, 2023

MKM ENGINEERING
Oil and Gas Consulting Services
3905 Sagamore Hill Court
Plano, Texas 75025

April 21, 2023

Mr. Mark Allen
Petrolia Energy Corporation
710 N. Post Oak Road, Suite 400
Houston, TX 77024

Dear Mr. Allen:

As requested, we are submitting our estimates of proved and probable reserves and our forecasts of the resulting economics attributable to the interests of Petrolia Energy Corporation as of December 31, 2022, in certain properties located in Alberta Canada. We completed our evaluation on April 21, 2023. It is our understanding that the proved and probable reserves estimated in this report constitute approximately 100% of all proved and probable reserves owned by Petrolia Energy Corporation in Canada.

This report has been prepared for Petrolia Energy Corporation use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. Composite reserve estimates and economic forecasts are summarized below:

		Proved	Proved Developed Producing	Proved Non-Producing
Net Reserves				
Oil/Condensate	MBbl	714.5	612.5	102.0
Gas	MMcf	29.3	20.0	9.3
Revenue				
Oil/Condensate	M$	63,472.4	54,411.1	9,061.3
Gas	M$	283.2	193.6	89.6
Crown Royalties	M$	1,563.2	1,335.3	227.9
Operating Expenses	M$	39,211.9	34,395.3	4,816.6
Investments	M$	294.9	0.0	294.9
Operating Income (BFIT)	M$	22,685.5	18,874.0	3,811.5
Discounted @ 10%	M$	13,058.7	11,564.2	1,494.5

Composite proved reserve estimates and economic forecasts are summarized below:

		Probable	Probable Producing	Probable Non-Producing
Net Reserves				
Oil/Condensate	MBbl	176.0	156.8	19.2
Gas	MMcf	4.3	3.6	0.7
Revenue				
Oil/Condensate	M$	15,642.8	13,933.4	1,709.4
Gas	M$	41.1	34.2	6.9
Crown Royalties	M$	382.5	340.5	42.0
Operating Expenses	M$	7,320.8	6,398.6	922.2
Investments	M$	0.0	0.0	0.0
Operating Income (BFIT)	M$	7,980.7	7,228.6	752.1
Discounted @ 10%	M$	3,417.6	3,193.1	224.5

In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its "present worth". The discounted value, "present worth", shown above should not be construed to represent an estimate of the fair market value by MKM Engineering.

As requested, hydrocarbon pricing of $93.67 per barrel of oil/condensate (WTI Cushing) and $6.36 per MMBtu of gas (Henry Hub) was used. In accordance with the Securities and Exchange Commission guidelines, these prices were determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2022. The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and marketing. The adjusted volume-weighted average product prices over the life of the properties are $88.85 per barrel of oil and $9.67 per mcf of gas.

Operating costs were based on operating expense records of Petrolia Energy Corporation. Development costs were furnished to us by Petrolia and are based on authorization for expenditures for the proposed work or actual costs of similar projects. The development costs furnished to us were accepted as factual data and reviewed by MKM Engineering for their reasonableness; however, we have not conducted an independent verification of these costs. There is no severance tax or ad valorem tax in Canada. Crown royalties were specified by the individual property based on published rates. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The expenditures for plugging, abandonment, and reclamation of the properties at the end-of-project life were not included in this report.

The proved and probable reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves and economics are predicted on the regulatory agency classifications, rules, policies, laws, taxes, and royalties in effect on the date of this report except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of these properties has not been made nor have the wells been tested by MKM Engineering. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The process of estimated reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices, and economic conditions.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions, and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information, and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year end oil and gas prices, and reservoir performance. Such revisions can be positive or negative.

The reserve estimates were based on interpretations of factual data furnished by Petrolia Energy Corporation. Ownership interests were supplied by Petrolia Energy Corporation and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement this data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

MKM Engineering is independent with respect to Petrolia Energy Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers ("SPE Standards"). Neither MKM Engineering nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

MKM ENGINEERING
Texas Registered Engineering Firm F-009733

Michele K. Mudrone, P.E.

STATE OF TEXAS
MICHELE K. MUDRONE
62795
LICENSED
PROFESSIONAL ENGINEER

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